Stralem Fund
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April 22, 2009

                                                                 FILED VIA EDGAR
                                                                 ---------------

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

      Re:   Stralem Fund
            File Nos. 811-01920; 002-34277

Ladies and Gentlemen:

      The Stralem Fund (the "Trust"), in accordance with Rule 17g-1 under the Investment Company Act of 1940 (the "1940 Act"), hereby provides the following in connection with the Trust's fidelity bond:

     1. A copy of the current fidelity bond (the "Bond") (attached as EX99-1).

     2. A copy of the resolutions approving the Bond, which were adopted by the Board, including a majority of the members thereof who are not "interested persons" (as defined by the 1940 Act) of the Trust (attached as EX99-2).

      Premiums have been paid through the policy period ending on March 15, 2010.

     Please contact the undersigned at 513-587-3406 if you have any questions concerning this filing.


Very truly yours,

/s/ Wade R. Bridge

Wade R. Bridge
Assistant Secretary